April 4, 2008

VIA EDGAR

Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Galaxy Nutritional Foods, Inc.
Form 10-K, for Fiscal Year ended March 31, 2007 filed June 7, 2007
File No. 001-15345

Dear Ms. Davis:

Please accept this letter as the response of Galaxy Nutritional Foods, Inc. (the “Company”) to the comments contained in your comment letter dated March 14, 2008, to Mr. Salvatore J. Furnari, Chief Financial Officer of the Company, regarding the Company’s Form 10-K filing for the fiscal year ended March 31, 2007.  Your comments are set forth below with the Company’s responses following each comment in italics.

Notes to Financial Statements, page 44
Note 14 Related Party Transactions, page 62
Angelo Morini, page 62

1.
As a result of determining the stockholder note receivable from Mr. Morini was unlikely to be collected, you reserved $10.1 million during the fiscal year ended March 31, 2006, and an additional $1.4 million during the fiscal year ended March 31, 2007.  Per review of operations on page 41, the reserve was recorded as an operating expense.  Given the guidance in SAB Topic 4:E regarding receivables from the sale of stock to officers, tell us why you concluded it was appropriate to record such reserve as an expense as compared to an adjustment to equity.  Please include any literature you relied upon in forming your conclusion.

Background:

The Company entered into a $1,200,000 full recourse note receivable in November 1994 and an $11,572,200 full recourse note receivable in October 1995 in connection with the exercise of stock options by Angelo S. Morini, the Company’s founder.  The notes were secured by 2,914,286 shares of the Company’s common stock (the “Shares”), which were issued to Mr. Morini upon the exercise of his option agreements.  In June 1999, in connection with an amendment to Mr. Morini’s employment agreement, the notes were consolidated into a single, non-interest bearing and non-recourse note receivable in the amount of $12,772,200 that was due on June 15, 2006 and secured by the 2,914,286 Shares that were issued and outstanding with full voting rights. For the fiscal year ended March 31, 2006, we reserved $10,120,200 as a charge to the income statement under the assumption that we would not be able to collect proceeds in excess of the $2,652,000 value of the Shares as of such date.  The value of the Shares was computed using the closing price of our common stock on March 31, 2006 of $0.91 multiplied by the 2,914,286 shares.  On June 16, 2006, Mr. Morini failed to repay the non-recourse note obligation to our Company.  On June 20, 2006, we delivered notice to Mr. Morini that we intended to exercise our rights to the Shares and retain all the Shares in full satisfaction of his obligations under the stockholder note receivable.  On July 6, 2006, Mr. Morini consented to our acceptance of the Shares in full satisfaction of his obligations under the stockholder note receivable.  Based upon the $0.42 closing price of our common stock as quoted on the OTC Bulletin Board on June 16, 2006, the Shares had an approximate value of $1,224,000 on such date. Accordingly, we recorded an additional expense of $1,428,000 in the fiscal year ended March 31, 2007 in order to record the additional decline in the value of the Shares from its $2,652,000 value as of March 31, 2006.  Mr. Morini left employment with our Company in October 2003, but remained a director until March 2007.

Conclusion:

We applied the guidance of SAB Topic 4:E as also affirmed by EITF 85-01 and Regulation S-X, Rule 5-02.30 to support our classification of a related party receivable related to the sale of stock as a deduction from stockholders’ equity from 1994-2006.  However, this literature does not address or imply where to record a bad debt expense related to an uncollectible receivable resulting from the sale of stock to a related party.

EITF 02-01 also addresses the classification of assets received in exchange for equity instruments and it is the only literature that does specifically discuss where to record an impairment on a loan acquired in exchange for an equity instrument.  In EITF 02-01 Issue Summary No. 1, paragraph 8 states, “The FASB staff believes the practice prior to this consensus was to net impairment losses of notes or other receivables acquired in exchange for equity instruments as a direct charge to equity rather than as an income statement expense.  The FASB believes, however, that those impairment losses should be recognized as a charge to the income statement…”  The FASB made this statement in response to a question related to a loan acquired in exchange for an equity instrument that was presented as an asset and does not address the accounting for impairment on loans that are presented as contra-equity.  However, we believe that similar accounting is appropriate given the guidance above and in SFAS No. 5.

Specifically, we began to reserve for the collectability of the note receivable in accordance with SFAS No. 5 paragraphs 8 and 22-23 when we believed that the loss was probable and measurable.  SFAS 5 paragraphs 22-23 provide guidance for “receivables that arose from credit sales, loans, or other transactions.”  It does not limit or distinguish between a related or unrelated party loan, a recourse or non-recourse loan, where the loan is classified, or reasons as to why the loan was created.

We acknowledge that:
o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact LeAnn Hitchcock, the Company’s SEC Compliance Manager at (407) 341-7133 if you have any questions or require any further information regarding the foregoing responses.

Respectfully submitted,

GALAXY NUTRITIONAL FOODS, INC.

By:            /s/ Salvatore J. Furnari
Name:               Salvatore J. Furnari
Title:                 Chief Financial Officer